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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                        For the month of September, 2003


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

                    28 CHIDA STREET, BNEI-BRAK, 51371 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X           Form 40-F
                                  ---                    ---


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                  No  X
                             ---                 ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                    ---

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     Attached hereto and incorporated by reference herein is management's discussion and analysis of financial condition and results of operations for the fiscal quarter ended June 30, 2003, with respect to the financial statements of Tefron.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  TEFRON LTD.

                                                  (Registrant)


                                                  By: /s/ Gil Rozen
                                                     ---------------------------
                                                  Name: Gil Rozen
                                                  Title: Chief Financial Officer


                                                  By:/s/ Hanoch Zlotnik
                                                     ---------------------------
                                                  Name: Hanoch Zlotnik
                                                  Title: Finance Manager


Date: September 8, 2003

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                                                              [LOGO] Tefron Ltd.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                     ---------------------------------------
                       FINANCIAL CONDITION AND RESULTS OF
                       ----------------------------------
                                   OPERATIONS
                                   ----------

Tefron Ltd. manufactures boutique-quality everyday intimate apparel and active-wear sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Schiesser, J.C. Penny, Target, Nike, Sears, Adidas, Patagonia, and Warnaco/Calvin Klein, as well as other well known American retailers and designer labels. Through the utilization of manufacturing technologies and techniques developed or refined by us, we are able to mass-produce boutique-quality garments featuring unique designs tailored to our customers' individual specifications at competitive prices. Our product line includes knitted briefs, tank tops, boxers, leggings, tank, tops, crop, bras, T-shirts and bodysuits and active-wear, primarily for women.

We are known for the technological innovation of our Hi-Tex and cut-and-sew manufacturing process. Our Hi-Tex manufacturing process was implemented as part of our strategy to streamline our manufacturing process and improve the design and quality of our products. The Hi-Tex manufacturing process includes the utilization of a single machine that transforms yarn directly into a nearly complete garment, replacing the knitting, cutting, and significant sewing functions which, in traditional manufacturing, are performed sequentially on separate machines at separate workstations. Following this single-machine operation, all the Hi-Tex manufacturing process requires to complete the garment is dyeing and a reduced amount of sewing and finishing. Our Hi-Tex manufacturing process enables us to produce a substantially wider range of fabrics, styles and product lines, resulting in a consistently high level of comfort, quality and durability.

The financial information below reflects the operations of the Company and its subsidiaries on a consolidated basis.


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THREE MONTHS ENDED JUNE 30, 2003 COMPARED WITH THREE MONTHS ENDED JUNE 30, 2002


SALES. Sales decreased by 17.7% to $40.9 million in the second quarter of 2003 as compared with $49.7 million in the second quarter of 2002. This decrease was mainly attributable to a decrease in sales to the Company's largest customer and the disruption that resulted from the shift of Alba's production facility in the US to the Hi-Tex facility in Israel which held up the completion of some orders.

COST OF SALES. Cost of sales consists primarily of materials, certain salaries and related expenses, subcontracting expenses and other overhead related to the Company's manufacturing operations. Cost of sales decreased by 10.0% to $35.1 million in the second quarter of 2003 as compared with $40.0 million in the second quarter of 2002. This was primarily due to the sales decrease. As a percentage of sales, cost of sales increased to 85.8% in the second quarter of 2003 as compared to 78.5% in the second quarter of 2002. This increase was primarily due to the allocation of fixed production costs to decreased production volumes, disruptions from the shift of Alba's production to the Hi-Tex division in Israel and the appreciation of NIS against the USD.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist primarily of costs relating to salaries to employees engaged in sales, marketing, distribution, administration and management activities, freight and other administrative costs. Selling, general and administrative expenses increased by 7.0% to $5.1 million in the second quarter of 2003 as compared to $4.8 million in the second quarter of 2002. This increase was primarily due to an increase in freight charges during the period of the shift of production from the Alba consumer division to the Hi-Tex division in Israel.

FINANCING EXPENSES (INCOME), NET. Financing expenses increased to $1.4 million in the second quarter of 2003 as compared to $1.3 million in the second quarter of 2002. This increase is primarily attributable to an additional loan required for the financing of the purchase of Macro Clothing Ltd.

INCOME TAXES. Income tax benefit for the second quarter totaled $0.2 million, as compared to income tax expenses of $1.4 million the second quarter of 2002. This resulted from a pretax loss of $0.6 million this quarter, as compared to pretax income of $4.6 million in the second quarter of 2002.


SIX MONTHS ENDED JUNE 30, 2003 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2002

SALES. Sales decreased by 7.3% to $83.3 million in the first six months of 2003 as compared to $89.9 million in the first six months of 2002. This decrease was mainly attributable to a decrease in sales to the Company's largest customer and the disruption resulted from the shift of Alba's production facility in the US to the Hi-Tex facility in Israel which held up the completion of some orders.


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COST OF SALES. Cost of sales decreased by 3.8% to $69.3 million in the first six months of 2003 as compared with $72.0 million in the first six months of 2002. This decrease was primarily due to the sales decrease. As a percentage of sales, cost of sales increased to 83.2% in the first six months of 2003 as compared with 80.2% in the first six months of 2002. This increase was primarily due to the allocation of fixed production costs to decreased production volumes, disruptions from the shift of Alba's production to the Hi-Tex division in Israel and the appreciation of NIS against the USD.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 9.5% to $10.0 million in the first six months of 2003 as compared with $9.1 million in the first six months of 2002. This increase was primarily due to an increase in freight charges during the period of the shift of production from the Alba consumer division to the Hi-Tex division in Israel.

FINANCING INCOME (EXPENSES), NET. Financing expenses, net, were $2.5 million in the first six months of 2003 as compared to $3.0 million in the first six months of 2002. This decrease is primarily attributable to a decrease in bank borrowings and a decline in interest rates.

INCOME TAXES. Income tax expense for the first six months of 2003 was $0.3 million as compared to $1.7 million the first six months of 2002. This resulted primarily from a reduction of pretax income to $1.7 million for this period as compared to pretax income of $5.7 million for the same period in 2002.

EXTRAORDINARY EXPENSE. In order to comply with the Statement of Financial Accounting Standards, Goodwill and Other Intangible Assets (SFAS) 142 the Company had goodwill impairment loss of $18.8 million and reported it as cumulative effect of change in accounting principle as of January 1, 2002. In the first half of 2003 the Company did not record any extraordinary expense.


LIQUIDITY AND CAPITAL RESOURCES

The Company generated $4.9 million of cash flow from operations during the first half of 2003, which was used towards the retirement of $5.9 million in bank loans.

The Company received during the first half of 2003 $1.9 million in government grants which were primarily used to finance investments in fixed assets.

At June 30, 2003 the Company had cash and cash equivalents of $6.1 million, as compared to $3.1 million a year earlier.